April 11, 2019

Oasis Capital, LLC
[redacted]

Re: Preferred Stock Exchange

[redacted]

Reference is made to that certain Preferred Stock Exchange Agreement (the "Agreement"), dated as of March 14, 2019, by and between 12 Retech Corporation (the "Company") and Oasis Capital, LLC ("Oasis"), pursuant to which Oasis is receiving 346,425 shares of Series D-2 Preferred Stock of the Company (the "Series D-2 Preferred") in exchange for existing shares of the Company's Series D-1 Preferred Stock. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Agreement.

As set forth in the Agreement, Oasis is to exchange 284,175 shares of Series D-1 Preferred Stock (the "Series D-1 Preferred") in exchange for the 346,425 shares of Series D-2 Preferred and the waiver of certain defaults that occurred as it relates to the Series D-1 Preferred (the "Exchange"). However, as of the date of the Agreement, Oasis held only 282,750 shares of Series D-1 Preferred.

Section 4(j) of the Agreement provides that the Company and Oasis shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of the Agreement. Accordingly, the parties hereto acknowledge and agree that (i) the Company shall issue to Oasis an additional 1,425 shares of Series D-1 Preferred as further consideration for waiver of certain defaults that occurred as it relates to the Series D-1 Preferred, and (ii) such shares of Series D-1 Preferred will immediately and automatically (through no further action by Oasis) be exchanged as provided in the Agreement for the newly-issued shares of Series D-2 Preferred.

For the avoidance of doubt, this letter agreement shall not affect the rights or obligations of Oasis in respect of any other shares of capital stock of the Company owned by Oasis other than the Series D-2 Preferred described herein and in the Agreement.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Kansa, without regard to the conflict of law principles thereof. This letter agreement may be executed in one or more counterparts and all such counterparts so executed shall constitute an original agreement binding on all the parties, but together shall constitute but one instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto, each intending to be legally bound hereby, have caused this letter agreement to be executed as of the date first above written.

12 RETECH CORPORATION

[redacted]

ACKNOWLEDGED AND AGREED BY

OASIS CAPITAL, LLC

[redacted]